EXHIBIT 99.1

Endeavour Silver Implements Plans to Minimize COVID-19 Risks; Initiates Internal Review of Terronera Prefeasibility Study

VANCOUVER, British Columbia, March 18, 2020 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) advises that it has implemented plans to minimize the risks of the COVID-19 virus, both to employees and to the business.  To date, there have been no known or suspected cases of COVID-19 reported at any of the Company’s work places in Canada, Mexico and Chile.

At each site, Endeavour is following government health protocols and is closely monitoring the situation with local health authorities.  The Company has posted health advisories to educate employees about the COVID-19 symptoms, best practices to avoid catching the virus, and procedures to follow if symptoms are experienced.

Bradford Cooke, Endeavour CEO, commented, “During these turbulent times, we are fully committed to reducing the health risk to our employees and any potential disruptions to our business. We will continue to work proactively to protect the health of our employees, local stakeholders and our communities as we navigate the current situation.”

Endeavour has initiated the following health and business precautions:

  Encouraging social distancing (minimum 2 meters) and minimizing interpersonal contacts where possible
  Encouraging regular and thorough hand cleansing
  Cancelled all non-essential travel in favour of video conferencing
  At the head office, working from home until further notice
  At the operations, extra cleaning in common and food service areas
  At the operations, all workers will be screened for temperature on arrival at the gates
  Any employees experiencing symptoms and or a temperature of +38*C are immediately sent home to self quarantine and report to the health authority
  Back-up plans have been created for certain key jobs to ensure continuity of work
  Educating contractors and suppliers similar to employees
  Back-up plans if a contractor or supplier cannot perform their duties
  Increasing critical supplies and spare parts inventories to minimum three months

There have been no business restrictions to date in Mexico and no disruptions to either metal sales or supply chains for the Company’s operations.

Terronera Prefeasibility Study

The Company also announces that it has received an economic summary of the updated pre-feasibility study (PFS) for the Terronera silver-gold mine project in Jalisco, Mexico.  Significant changes were made to the operations plan, capital and operating costs compared to the previous PFS and as a result, although still positive, the new PFS returned less robust economics compared to the prior PFS.

Endeavour’s new Director of Project Development is conducting a complete review of both studies in order to assess all assumptions and optimize the project design and economics for an internal updated prefeasibility study prior to proceeding to a full independent feasibility study.  Endeavour plans to provide a further update of the Terronera Project within the next three months.

Bradford Cooke, Endeavour CEO, commented further, “The Terronera Project has the potential to become our largest, lowest cost, and longest life mine.  We’re disappointed the latest draft PFS economics differ from the prior PFS economics.  As a result, we have decided to reconceptualize the project using our inhouse expertise so that Terronera can become a model for our future mines.”

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2020, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.